# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RTB Digital, Inc., CIK 0001419275
CUSIP: 39366L406
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3131 CAMINO DEL RIO NORTH, SUITE 1400, SAN DIEGO, California (CA), 92108
Date of event which requires filing of this statement: 09/17/2026
Filed by CIK 0002146263
Persons authorized to receive notices and communications: Anibal Pablo Escanellas, 200 Calle San Agustin, San Juan, Puerto Rico (PR), 00901, 7874237119

## Reporting persons
- Dorsett Jason Christopher (CIK 0002146263): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 4,193,028; shared voting power 0; sole dispositive power 4,193,028; shared dispositive power 0; aggregate amount beneficially owned 4,193,028 (29.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: RTB Digital, Inc.
Address of issuer's principal executive offices: 3131 CAMINO DEL RIO NORTH, SUITE 1400, SAN DIEGO, California (CA), 92108

## Item 2. Identity and Background
Name of person filing: Jason Christopher Dorsett
Residence or business address: 200 Calle San Agustin, San Juan, Puerto Rico 00901, United States
Present principal occupation or employment: The Reporting Person is a private investor and is self-employed. His principal business address is 200 Calle San Agustin, San Juan, Puerto Rico 00901.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order of the type described in Item 2(e) of Schedule 13D.
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal funds

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired and holds the shares of Common Stock for investment purposes

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 4,193,028 shares of Common Stock, representing approximately 29.9% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: 4193028
Transactions in the class effected during the past sixty days: Normal common stock purchase
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable. The Reporting Person continues to beneficially own more than five percent of the outstanding Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- Dorsett Jason Christopher: Anibal Pablo Escanellas Juan, Financial Analyst (09/21/2026)